UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Mawson Infrastructure Group Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

57778N307

(CUSIP Number)

Rahul Mewawalla

C/O Mawson Infrastructure Group Inc.

950 Railroad Avenue

Midland, Pennsylvania 15059

(412) 515-0896

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 2, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 57778N307

1	NAMES OF REPORTING PERSONS Rahul Mewawalla
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,308,892(1)
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 3,308,892(1)
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,308,892(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.14%(2)
14	TYPE OF REPORTING PERSON IN

(1)	The Reporting Person’s shares consist of (i) 1,908,892 shares held directly by the Reporting Person, and (ii) 1,400,000 shares that may be acquired by the Reporting Person through exercise of stock options that vest on January 1, 2025.

(2)	All ownership percentages in this schedule are calculated based on 18,553,603 shares of Common Stock, par value $0.001 per share, of Mawson Infrastructure Group Inc. outstanding as set forth in its quarterly report on Form 10-Q filed with the Securities and Exchange Commission on August 19, 2024.

This Amendment No. 1 amends the Schedule 13D first filed with the Securities and Exchange Commission on July 3, 2024 (the “Schedule 13D”), and is filed by Rahul Mewawalla with respect to the Common Stock, par value $0.001 per share (“Common Stock”), of Mawson Infrastructure Group Inc. (the “Issuer”).

Except as amended herein, the Schedule 13D is unchanged and remains in effect.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is amended by adding the following paragraph to the end of such item:

On November 21, 2023, the Reporting Person was granted stock options to purchase 1,750,000 shares of Common Stock vesting in different tranches based on the average market price of a share of Common Stock exceeding a specified target for at least thirty days, provided however, that if such condition was satisfied prior to January 1, 2025, the options that would vest as a result of such condition being satisfied would not vest until January 1, 2025. The conditions to vesting for 1,400,000 of the shares of Common Stock underlying the stock options have been satisfied and stock options to purchase 1,400,000 shares of Common Stock will vest on January 1, 2025.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended and restated as follows:

(a)	The Reporting Person beneficially owns an aggregate of 3,308,892 shares of Common Stock, which represents 15.14% of the outstanding shares of Common Stock based upon the 18,553,603 shares of Common Stock of the Issuer outstanding as set forth in its quarterly report on Form 10-Q filed with the Securities and Exchange Commission on August 19, 2024 (the “Form 10-Q”).

(b)	The Reporting Person has the sole power to vote and to dispose of or direct the disposition of all shares of Common Stock beneficially owned by the Reporting Person.

(c)	On July 1, 2024, the Reporting Person was issued and vested 1,801,153 restricted stock units, and the Reporting Person received 1,035,120 shares of Common Stock on that date after settlement of the restricted stock units and 766,033 shares of Common Stock were withheld for taxes.

On November 21, 2023, the Reporting Person was granted stock options to purchase 1,750,000 shares of Common Stock vesting in different tranches based on the average market price of a share of Common Stock exceeding a specified target for at least thirty days, provided however, that if such condition was satisfied prior to January 1, 2025, the options that would vest as a result of such condition being satisfied would not vest until January 1, 2025. The conditions to vesting for 1,400,000 of the shares of Common Stock underlying the stock options have been satisfied and stock options to purchase 1,400,000 shares of Common Stock will vest on January 1, 2025.

On September 5, 2024, the Reporting Person was granted 2,500,000 Restricted Stock Units (“RSUs”), of which 833,333 will vest and settle on May 22, 2025, 833,333 will vest and settle on September 23, 2025, and 833,334 will vest and settle on March 31, 2026.

(d)	Not applicable.

(e)	Not applicable.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: November 4, 2024	/s/ Rahul Mewawalla
Rahul Mewawalla

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